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                                                                    EXHIBIT 16.2

February 26, 1998


Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

Gentlemen:

We have read the statements made by Universal Seismic Associates, Inc. (the "Company") which we understand have been filed with the Commission, pursuant to
Item 4 of Form 8-K, as part of the Company's Form 8-K dated February 13, 1998 (copy attached). We agree with the statements made therein referring to our Firm. We have no basis to agree or disagree with any other statements made therein, except as follows:

With respect to the misstatements described in the first sentence of the third paragraph, we were given information on more than one occasion that led us to conclude that such misstatements may have been intentional. As stated in the Form 8-K, an investigation is being conducted by independent legal counsel for the Company's Audit Committee. We are awaiting the results of that investigation to determine whether illegal acts did occur and, if so, whether appropriate remedial actions have been taken by the Company.

With respect to the last sentence of the third paragraph, we informed the Company on February 13, 1998 that, in our opinion, such restatements were required.

The two references to "net income" in the fourth paragraph should have been to "net loss."

As stated in the sixth paragraph, we declined the Company's invitation to meet with the full Audit Committee to discuss our resignation. As stated in the fifth paragraph, we had already discussed our resignation with the Chairman and one of the other members of the Audit Committee.

With respect to the reports referred to in the seventh paragraph, it should be noted that these are the reports that, as stated in the fifth paragraph, should no longer be relied on.

Very truly yours,

/s/ Coopers & Lybrand L.L.P.

Coopers & Lybrand L.L.P.